Exhibit 99.1

Royal & Sun Alliance Insurance Group plc

Appointment of Group Risk Director

Further to the regulatory announcement made on 11 August 2004 announcing the appointment of David Paige as Group Risk Director of Royal & Sun Alliance Insurance Group plc (“Royal & Sun Alliance”), which will take effect from today’s date, the company would like to make the following regulatory disclosures.

Mr Paige has not held directorships in any publicly quoted companies during the past five years.

Mr Paige does not have any interests in the shares of Royal & Sun Alliance.

Royal & Sun Alliance confirms that there are no items requiring disclosure under paragraphs (b) to (g) of Rule 6.F.2 of the Listing Rules in relation to Mr Paige.

David Paige joins from Aviva where he led the transformation of its global finance function. Prior to that he was Aviva’s Group Business Risk Director, and also held key risk and finance posts at Zurich and Natwest after spending 14 years as a partner with PWC.

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Enquiries to:

Jackie Fox
Tel: + 44 (0) 20 711 7042.

Press
Oliver Strong
Tel: +44 (0) 20 7111 7327

Notes to editors:

David Paige was appointed as Global Finance Transformation Director at Aviva in 2003 and prior to that was Group Business Risk Director. At Zurich Financial, David was the head of group risk/internal audit between 2000 and 2001.

At National Westminster Bank, David served as the Chief Financial Officer of the Retail Business from 1999 to 2000 and before that was Director of Global Group Audit from 1997. David worked at Coopers & Lybrand between 1979 and 1997 in both London and Toronto.